FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Increases Stake in Tui Area Oil Development Project in New Zealand

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 14, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 14, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui Increases Stake in Tui Area Oil Development Project in New Zealand

Mitsui & Co., Ltd. (“Mitsui”) announces that its wholly owned subsidiary, Mitsui E&P New Zealand Limited (“MEPNZ”), has entered into a Sales and Purchase Agreement with New Zealand Overseas Petroleum Limited (“NZOP”), in which MEPNZ will acquire an additional 22.5% interest in both PMP38158, which includes the Tui Area Oil Project, and the Hector South Sub Block of PEP38483, a petroleum exploration permit adjacent to the Tui Area (“Assets”). The transaction will be completed upon fulfillment of the conditions precedents, such as approvals from New Zealand governmental authorities, and this acquisition will ultimately increase Mitsui’s interest in the Assets from 12.5% to 35.0%.

Mitsui first acquired its 12.5% interest in the Assets, located approximately 50km from the western coast of the North Island in New Zealand, back in October of 2003. Since then, the “Tui Area” was confirmed to be commercial, and a final investment decision was made in November of 2005. The operator’s estimated proved and probable recoverable reserves are approximately 27 million barrels of oil, and the total capital expenditure is projected to be approximately 200 million U.S. dollars. Mitsui will ultimately invest approximately 140 million U.S. dollars into the project, including the purchasing cost and the exploration costs. The project is currently in its development stage with production scheduled to commence in mid-2007. Peak production rate is projected to be approximately 50,000 barrels per day, producing light, low-sulfur crude oil that is both high in demand and environment friendly.

This transaction will be a joint acquisition with Australian Worldwide Exploration Limited (“AWE”). After the completion of both transactions, the AWE Group will own a total of 42.5% interest in the Assets and will also take over as the operator. Mitsui participates in many other projects with AWE in the Oceania region, and this acquisition of additional interests by both Mitsui and AWE will further strengthen the relationship between the two companies.

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The Oceania region is one of the core areas of the Exploration & Production business for Mitsui, exemplified by its commitments in projects such as the Enfield Oil Project and the North West Shelf LNG Project. Mitsui considers this acquisition a further growth of high quality upstream assets in the region, and aims to pursue continuous development and production of natural resources in the future.

For further information, Please contact

Mitsui & Co., Ltd.

Corporate Communications Division
Tel: +81-3-3285-7564

Investor Relations Division
Tel: +81-3-3285-7910

Attachment:	1. Map of the Permit Blocks
2. Participants in the Tui Area Oil Project

“This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us. Such securities may not be offered or sold in the United States unless registration requirements or an applicable exemption from registration requirements under the U.S. Securities Act of 1933 are met.”

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Attachment 1.

< Map of the Permit Blocks>

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Attachment 2.

<Participants in the Tui Area Oil Project>

	Before	After
New Zealand Overseas Petroleum Ltd.	45.0%	22.5	%*¹
Mitsui E&P New Zealand Ltd.	12.5%	35.0%
Australian Worldwide Exploration Ltd.*²	20.0%	20.0	%*¹
New Zealand Oil & Gas Ltd.*²	12.5%	12.5%
Pan Pacific Ltd.*²	10.0%	10.0%

*1:	After the acquisition of 22.5% interest by Mitsui, AWE will acquire NZOP through the purchase of all of NZOP’s existing shares. NZOP will continue to hold its 22.5% share in the permit blocks but as a wholly owned subsidiary of AWE. As a result, AWE as a group will own a total of 42.5% interest.
*2:	Names of parent companies are shown.

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